SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing Price:
NETC4: R$ 17.32 /share (BM&FBOVESPA)
NETC: US$ 10.48 /ADR (Nasdaq)
XNET: EUR 8.86 /share (Latibex)
Total number of shares: 342,963,601
Market Cap: R$5.9 billion

2010 Earnings Release

São Paulo, February 9, 2011 - Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV ( NET ), Digital Video ( NET Digital ), High Definition Digital Video ( NET Digital HD ), bidirectional broadband internet access ( NET Vírtua ) and Voice ( NET Fone via Embratel ), announces today its results for the fourth quarter of 2010 ( 4Q10 ).

NET achieved excellent results in 2010 as a result of its accelerated growth strategy and focus on service quality. With the Brazilian population demanding increasingly rapid internet connections, the Company adapted Net Vírtua, the most awarded internet access service in Brazil, to speeds of between 500Kbps and 100Mbps.

The Company also led the high-definition content market. NET has the largest number of subscribers to this service, thanks to its extensive range of content that caters to the most diverse of client needs.

NET also maintained its leadership of the fixed-line portability segment with Net Fone Via Embratel product.

NET closed 2010 with a Pay TV subscriber base of 4,212,000 clients, 14% up on the 3,690,000 recorded at the end of 2009. The Broadband base totaled 3,524,000 clients at year-end, 22% more than the 2,882,000 in 2009. Lines in service ended the year at 3,153,000, a 23% improvement over the 2,557,000 reported at the close of 2009.

FINANCIAL STATEMENTS (Unaudited)
Net Serviços de Comunicação S.A.
Income Statemet	4Q10	4Q09	12M10	12M09
(R$ thousands)

Gross Revenues	1,891,666	1,620,433	7,101,588	6,070,400
Net Revenue	1,454,039	1,234,693	5,405,669	4,613,389
Operating costs	(688,953)	(611,870)	(2,579,621)	(2,274,915)
Selling, General and Adminstrative Expenses	(312,407)	(266,145)	(1,225,181)	(1,055,511)
Bad Debt Expenses	(6,456)	(8,793)	(41,581)	(40,745)
EBITDA	446,223	347,885	1,559,286	1,242,217
EBITDA margin	30.7%	28.2%	28.8%	26.9%
Depreciation and Amortization	(234,701)	(177,693)	(901,227)	(618,748)
Net Exchange and Monetary Variation	21,185	(5,234)	55,264	200,604
Financial Expenses	(115,081)	(62,912)	(414,370)	(222,241)
Financial Income	43,092	27,046	169,037	87,081
Income/(loss) bef. Investees, min.ints.	160,718	129,092	467,991	688,913
Current income Tax and Social Contribution tax	(20,372)	(5,826)	(78,063)	(111,561)
Deferred Income Tax and Social Contribution tax	(7,346)	14,638	(82,777)	158,596
Net Income (loss)	133,000	137,904	307,151	735,948

NET Serviços de Comunicação S.A.			NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q10	4Q09	Consolidated Balance Sheet	4Q10	4Q09
(R$ thousand) - non-audited			(R$ thousand) - non-audited
Assets
Total Current Assets	1,498,838	1,587,515	Total Curret Liabilities	1,288,303	1,111,941
Total Long-term Assets	7,042,406	6,746,276	Total Long Term Liabilities	3,438,275	3,714,335
			Shareholders' Equity	3,814,666	3,507,515
Total Assets	8,541,244	8,333,791	Liabilities and Stockholders´ Equity	8,541,244	8,333,791

Net Revenue came to R$1,454.0 million in 4Q10, 18.0% up on the R$1,234.7 million posted in 4Q09. In the year as a whole, net revenue grew by 17%, from R$4,613.4 million, in 2009, to R$5,405.7 million, chiefly driven by the expansion of the subscriber base.

Operating Costs totaled R$689.0 million in 4Q10, 13% up on the 4Q09 figure of R$611.9 million, and R$2,579.6 million in the full year, 13% more than the R$2,274.9 million posted in 2009, mainly due to business growth. As a percentage of net revenue, operating costs fell from 49.6% in 4Q09 to 47.4% in 4Q10 and from 49.3% in 2009 to 47.7% in 2010.

Selling, General and Administrative Expenses (SG&A) stood at R$312.4 million in 4Q10, 17% up on the R$266.1 million recorded in 4Q09, and closed the year at R$1,225.2 million, 16% higher than the 2009 total of R$1,055.5 million, primarily due to increased expenses with IT and sales. As a percentage of net revenue, however, these expenses declined from 21.6% in 4Q09 to 21.5% in 4Q10 and from 22.9% in 2009 to 22.7% in 2010.

EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$446.2 million in 4Q10, with an EBITDA margin of 31%, a 28% improvement over the 4Q09 figure of R$347.9 million. In annual terms, EBITDA moved up by 26% from R$1,242.2 million in 2009 to R$1,559.3 million in 2010.

The Company closed 4Q10 with Net Income of R$133.0 million, versus R$137.9 million in 4Q09. In 2010 as a whole, net income came to R$307.1 million, compared to R$735.9 million in 2009.

Capex totaled R$1.2 billion in 2010, 13% up on 2009, with the variable portion of Capex, which is allocated to client acquisitions, residential installations and equipment purchases, representing 58% of the total. The remainder was allocated to maintenance and network and bidirectional expansion projects.

Gross debt, which includes principal and incurred interest, closed 4Q10 at R$2,178.2 million. Cash and Cash Equivalents totaled R$821.6 million at the end of 4Q10. Net Debt came to R$1,356.7 million, versus the 4Q09 figure of R$1,183.2 million, while the Net Debt to EBITDA ratio fell from 0.95x to 0.87x in the same period, reflecting the continuous improvement of the Company s financial situation and its healthy indebtedness level.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 09, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.